Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED	FOR THE TWELVE MONTHS ENDED
	MARCH 31, 2008	
Earnings from continuing operations	$ 22,072	$ 165,215
Undistributed equity income from investees	4,574	(77,391)
Income taxes	5,061	73,690
Earnings from continuing operations before income taxes	$ 31,707	$ 161,514
Fixed charges:		
Interest, long-term debt	$ 11,126	$ 40,824
Interest, other (including interest on short-term debt)	2,445	8,723
Amortization of debt expense, premium, net	550	2,029
Portion of rentals representative of an interest factor	123	526
Total fixed charges	$ 14,244	$ 52,102
Earnings from continuing operations before income taxes	$ 31,707	$ 161,514
Plus: total fixed charges from above	14,244	52,102
Plus: amortization of capitalized interest	102	407
Earnings from continuing operations before income taxes and fixed charges	$ 46,053	$ 214,023
Ratio of earnings to fixed charges	3.23 X	4.11 X
Total fixed charges from above	14,244	52,102
Preferred stock dividends	14	67
Total fixed charges and preferred stock dividends	14,258	52,169
Ratio of earnings to combined fixed charges and preferred stock dividends	3.23 X	4.10 X